Exhibit 99.1

TNL Mediagene Announces Completion of $6.25 Million Strategic Investment from Vector Advisory Partners and Appointment of New Director

TAIPEI, TAIWAN, November 3, 2026 -- TNL Mediagene (Nasdaq: TNMG) (the “Company”) today announced that it has completed its previously announced $6.25 million strategic equity investment by Vector Advisory Partners LLC (“Vector”) pursuant to the Securities Purchase Agreement entered into on October 19, 2026. The transaction closed on October 30, 2026, following the satisfaction of all closing conditions set forth in the Securities Purchase Agreement. In connection with the closing, the Company issued newly authorized Series A Convertible Preferred Shares and Series B Convertible Preferred Shares (collectively, the “Preferred Shares”) to designees of Vector, and the Company’s Board of Directors appointed Shing Hei Lee, Vector’s designee, as a director of the Company.

Vector paid an aggregate of $6.25 million, consisting of a $1.5 million signing payment made upon execution of the Securities Purchase Agreement and a $4.75 million closing payment, including direct payments on the Company’s behalf to holders of certain outstanding convertible notes and to transaction service providers. Following those payoffs and approved transaction expenses, the remaining proceeds will be retained by the Company as permanent equity and working capital, including an initial operating-transition reserve of at least $750,000 unless Vector otherwise approves. Up to $800,000 may be designated after the closing as a discretionary issuer-repurchase reserve, subject to further board approval and applicable legal and Nasdaq requirements.

At closing, the Company issued 938,257 Series A Convertible Preferred Shares for an allocated purchase price of $1,561,719.35 and 2,816,647 Series B Convertible Preferred Shares for an allocated purchase price of $4,688,280.65, each series having an original issue price of $1.66449 per share. The Preferred Shares are perpetual preferred equity with a 1.0x non-participating liquidation preference and no stated maturity, mandatory redemption obligation, holder put right or mandatory cash dividend.

Management Commentary

Joey Chung, President of the Company, commented: “We are pleased to have completed this transaction with Vector. The investment strengthens the Company’s balance sheet and provides a stable foundation for the next stage of the Company. We thank the Vector team for their partnership and the special committee for its work, and we look forward to welcoming Shing Hei Lee to the Board.”

Kristin Martin, Chief Executive Officer and Co-Owner of Vector Advisory Partners, added: “We are encouraged to have completed this transaction after months of hard work, and we thank the TNL Mediagene team for their many contributions along the way. With Shing Hei Lee joining the Board, we look forward to working together to pursue opportunities that we believe will support long-term shareholder value.”

Requisite Approvals and Expected Change of Control

Before receipt of the required shareholder, Nasdaq, Cayman Islands and other approvals (the “Requisite Approvals”), the Series A Convertible Preferred Shares carry only those conversion and governance rights that may be exercised without further approval and represent approximately 19.99% of the Company’s fully diluted ordinary shares on an as-converted basis. The Series B Convertible Preferred Shares are not convertible unless and until the applicable Requisite Approvals are obtained and effective. Following receipt of the Requisite Approvals, the Preferred Shares collectively are expected to represent approximately 80% of the Company’s fully diluted ordinary shares on an as-converted basis, resulting in a change of control of the Company. No ordinary shares were issued to Vector at closing. If the Requisite Approvals are not obtained, the Preferred Shares will remain outstanding and will not be subject to redemption or repurchase solely as a result, but the approval-gated conversion and governance rights will not become exercisable. The Company will use commercially reasonable efforts to obtain the Requisite Approvals.

Appointment of Director

As permitted by the Securities Purchase Agreement, Vector designated Shing Hei Lee for appointment to the Company’s Board of Directors, and the Board appointed Mr. Lee as a director effective as of the closing. Mr. Lee has more than eight years of experience in Hong Kong capital markets. Since February 2023, he has served as a Representative of Mage Securities Limited (formerly known as Head & Shoulders Securities Limited) in Hong Kong, and from April 2018 to January 2023 he was an Associate in the Equity Capital Markets department of Head & Shoulders Securities Limited, where he managed and executed more than 50 capital markets transactions. Mr. Lee has served as a director of Living Homeopathy International Limited since August 2024. He holds a Master of Arts (Honours) in Economics with Finance from the University of Edinburgh.

Following Mr. Lee’s appointment, the Company’s Board of Directors consists of five directors.

Additional Information Regarding the Transaction

The Company has provided additional information regarding the closing of the transaction and the appointment of Mr. Lee in a Report on Form 6-K furnished to the Securities and Exchange Commission. Investors and shareholders are encouraged to read that Form 6-K, as well as the Company’s Report on Form 6-K furnished on October 21, 2026 and the Securities Purchase Agreement furnished as an exhibit thereto, because they contain important information regarding the transaction and its terms.

The Preferred Shares were issued in a private placement exempt from registration under the Securities Act of 1933, as amended. The Preferred Shares and any ordinary shares issuable upon conversion have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About TNL Mediagene

Headquartered in Taipei, TNL Mediagene (Nasdaq: TNMG) is a technology company providing AI-powered advertising, marketing technology, content commerce, and data analytics solutions to brands and agencies across Asia. The Company combines advertising and marketing technology platforms with a portfolio of established digital media brands to deliver integrated solutions for the evolving digital landscape.

The Company’s technology offerings include AI-driven advertising, marketing and digital studio services, content commerce, and advanced data analytics capabilities. These solutions are supported by the Company’s well-established multi-language digital media brands in Chinese and English, spanning business, technology, lifestyle, and culture, which provide audience engagement and first-party data.

Known for its appeal to younger audiences and high-quality content, TNL Mediagene has approximately 230 employees with offices in Taiwan.

https://www.tnlmediagene.com/

For further information, please contact:

Media: PR@tnlmediagene.com

Investors: IR@tnlmediagene.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “aim,” “seek” or the negative or plural forms of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication speak only as of the date they are made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the SEC, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s Annual Report on Form 20-F filed on April 30, 2026, as may be supplemented or amended by TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Important factors include, among others, delays in or failure to obtain the Requisite Approvals; the possibility that approval-gated conversion and governance rights may never become exercisable and the anticipated change of control may not occur; changes in the Company’s capitalization or the expected ownership percentages; the amount and dilutive effect of ordinary shares issuable upon conversion of the Preferred Shares; changes in the anticipated use of proceeds or the Company’s ability to apply the proceeds as contemplated; market conditions; and other risks described in the Company’s filings with the Securities and Exchange Commission.

TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are material that could also cause actual results to differ from those contained in the forward-looking statements.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

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